

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

March 18, 2010

Donald B. Wingerter, Jr.
8400 East Crescent Parkway
Suite 600
Greenwood Village, Colorado 80111

>   **Re:** **Chay Enterprises, Inc.**
>   **Form 8-K/A, Item 4.01**
>   **Filed March 17, 2010**
>   **File No. 333-146542**

Dear Mr. Wingerter:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant